August 9, 2007

Alan P. Lindsay
Chairman Chief Executive Officer
MIV Therapeutics, Inc.
Unit 1, 8765 Ash Street,
Vancouver, British Columbia V6P 6T3
Canada

> **Re: MIV Therapeutics, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 16, 2007**
> **File No. 333-144587**

Dear Mr. Lindsay:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please demonstrate that you are eligible to use form SB-2. Show us your public float calculations per Regulation S-B Item 10(a).

Executive Compensation, page 56

2.   Please update your disclosure to provide information for the last completed fiscal year.

Financial Statements

3.   Please update your registration statement to include the current financial statements.

Exhibit 5.1

4.   We note your opinion of counsel's limitation in the paragraph that starts "[f]or purposes of this opinion, we have not…" An opinion from counsel that limits its review of documents necessary to form its opinion may not be filed to comply with your obligation under Regulation S-B Item 601(b)(5). Please file an opinion without such limitations.

5.   It is generally inappropriate to file an opinion that assumed conclusions of law that are a necessary requirement for the ultimate legality opinion. We note your assumption in paragraph (iii). Please have your counsel revise this opinion to remove this assumption.

6.   We note the asterisk at the end of the opinion. Please ask counsel to (1) tell us why the asterisk is necessary; (2) tell us whether the asterisk is intended in any way to limit the jurisdiction covered by the opinion; and (3) confirm to us in writing submitted on EDGAR that it is taking full responsibility for the applicable law in the state in which you are incorporated.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (via fax)   Thomas J Deutsch, Esq.